Exhibit 99.12

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” dated June 1, 2005, as amended on February 14, 2006, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 12, 2015

/s/ Luke Evans
Luke Evans, M.Sc., P.Eng.
Roscoe Postle Associates Inc.